Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4; No 333-145896) and related Prospectus of Cardinal Health, Inc. for the registration of $300 million aggregate principal amount of 5.65% notes due 2012 and $300 million aggregate principal amount of 6.00% notes due 2017 and to the incorporation by reference therein of our reports dated August 22, 2007, with respect to the consolidated financial statements and schedule of Cardinal Health, Inc., Cardinal Health, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cardinal Health, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Columbus, Ohio
February 5, 2008